

April 26, 2018

Mail Stop 4720

<u>Via Email</u>
Craig L. Foster
Chief Financial Officer
Financial Engines, Inc.
1050 Enterprise Way, 3<sup>rd</sup> Floor
Sunnyvale, California 94089

> **Re:    Financial Engines, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 22, 2018**
> **File No. 001-34636**

Dear Mr. Foster:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial condition and Results of Operations</u>

<u>Changes in AUM, page 39</u>

1. We note your table on page 41 illustrating assets under management ("AUM") over the last four quarters. Please revise your disclosure in future filings to address the following:

- Expand your table to provide comparable AUM information for the quarterly periods in 2016.

- We note your discussions related to pressure on fees throughout your annual report (e.g. pages 15, 18, 38, and 49), as well as your discussions on your earnings calls with analysts. Expand your disclosure to include a table of your weighted average fee rates for each period provided.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lory Empie, Staff Accountant at 202-551-3714 or me at 202-551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services